UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               WELUND FUND, INC.
                               ----------------
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                Kevin G. Elmore
                      2515 Camino Del Rio South, Ste 117
                              San Diego, CA 92108
                                (619) 295-3085
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 2, 2004
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


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1      NAME OF REPORTING PERSON

             KEVIN G. ELMORE

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

       (A) [ ]
       (B) [X]


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3      SEC USE ONLY


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4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(D) OR 2(E)



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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


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
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          2,240,000

  NUMBER OF    ----------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH      ----------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                 2,240,000
               ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,240,000

-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]



-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             (IN) INDIVIDUAL

-------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

       This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Welund Fund, Inc. (the "Registrant" or "Company"), a corporation organized under the laws of the State of Delaware with it's principal executive office currently located at 244 Fifth Avenue, #W219, New York, New York 10001.

ITEM 2.      IDENTITY AND BACKGROUND.

       (a)   This  Statement is being filed  by  Kevin  G.  Elmore  ("Reporting
Person").

       (b) The business address of the Kevin G. Elmore is at 2515 Camino Del Rio South, Suite # 117, San Diego, CA 92108.

       (c)   Kevin G. Elmore is an attorney by profession.

       (d)-(e)During the past five years, Kevin G. Elmore nor, to the best of his knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

       (f)   Kevin G. Elmore is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Kevin G. Elmore paid an aggregate of fifty thousand dollars ($50,000) for the 2,240,000 shares of Common Stock. Mr. Elmore utilized his personal funds to consummate the acquisition.

ITEM 4.      PURPOSE OF TRANSACTION.

       The shares of Common Stock deemed to be beneficially owned by Kevin G. Elmore ("Reporting Person") were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Elmore may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors. There is no assurance that the Company will be successful in locating a suitable acquisition candidate, or that the terms of any such transaction will be favorable to existing stockholders.

       The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

       (a) Kevin G. Elmore ("Reporting Person") beneficially owns 2,240,000 (100%) shares of Common Stock, $.0001 par value, of the Company.

       (b) The Reporting Person has the sole power to vote and dispose of 2,240,000 shares owned directly.

       Other than the stock purchase transaction described in Item 3 above, the Reporting Person has not otherwise acquired or disposed of the common stock of the Company.

       No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Share  Purchase Agreement (Previously filed by Welund Fund, Inc. Exhibit
1.1 to Form 8-K filed on April 2, 2004, and is incorporated herein by reference.)

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

                                 /s/ Kevin G. Elmore, Esq.
                                 ---------------------------------------
                                 By: Kevin G. Elmore, Esq.